Mail Stop 3561

September 18, 2006

Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York 10166

> **Re:**   **Sequa Corporation**
> **File No. 1-804**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Quarterly Period Ended June 30, 2006**

Dear Ms. Costello:

        We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We observed from Note 10 to your financial statements that your domestic operations have incurred significant losses from continuing operations in each of the last three fiscal years, while your foreign operations have recognized significant amounts of income from continuing operations in each of the last three

Sequa Corporation
September 18, 2006
Page 2

years. As such, please revise your MD&A in future filings to include a separate qualitative and quantitative discussion of the factors contributing to the significant disparities between the results of operations reported by your domestic operations and your foreign operations. Your future MD&A disclosure should also discuss, on an individual basis, trends or other factors which have impacted the results of operations of your domestic and/or foreign operations. For example, please discuss i) the factors that resulted in the reduction of the loss from continuing operations recognized by your domestic operations from approximately $47.4 million in fiscal year 2004 to approximately $9.9 million in fiscal year 2005 and ii) whether similar improvements to the results of operation reported by your domestic operations can be expected in the future. Your response should include a sample of the expanded MD&A disclosures that you intend to include in future filings.

Operating Results 2005-2004

Equity in Income (Loss) of Unconsolidated Joint Ventures

2. We note you reported "equity in income of unconsolidated joint ventures" of approximately $9.7 million and $15.6 million for the fiscal years ended December 31, 2004 and December 31, 2005, respectively. Furthermore, it appears that your equity income from unconsolidated joint ventures is trending higher in fiscal year 2006, as you have reported "equity in income of consolidated joint ventures" of approximately $10.0 million for the six months ended June 30, 2006 compared to approximately $6.1 million for the six months ended June 30, 2005. Given i) the significant increase in the amount of equity income recognized from unconsolidated joint ventures in fiscal year 2005, when compared to the amount recognized fiscal year 2004, ii) the increase in equity income recognized for the six-month period ended June 30, 2006, when compared to the amount recognized for the six-month period ended June 30, 2005, and iii) the significance of your equity income relative to your net income, please expand your disclosures in MD&A to discuss any significant trends or other factors which have contributed to the increase in net income recognized by your joint ventures. In addition, please discuss whether you expect such trends or factors to continue to contribute to significant growth in equity income recognized from your joint ventures in future periods.

Liquidity and Capital Resources

3. We note that your facility agreement with Barclays Bank PLC restricts the amounts that you may expend on investments in joint ventures. Given that you disclose in the business section of your document that the strategy of Chromalloy – your company's largest operating unit – includes the active pursuit of joint venture opportunities aimed at strengthening ties to certain OEMs and customers, we believe that you should disclose i) the specific restrictions on the amounts

which you may invest in joint ventures and ii) whether such restrictions are expected to affect your operations or growth in future periods.

Significant Accounting Policies and Estimates

Revenue Recognition

4. We note your disclosure that you recognize revenue in accordance with the EITF No. 00-21 for arrangements that have been entered into after June 30, 2003 which call for multiple deliverables. However, based upon the description of your segments, we are unclear as to the nature of the arrangements that result in multiple deliverables. As such, please tell us:

   - The nature of your contractual arrangements that result in the performance of multiple revenue-generating activities, including the nature of the products and/or services to be delivered in accordance with such arrangements.
   - Whether you believe your arrangements requiring multiple deliverables consist of more than one unit of accounting and the basis for your conclusion.
   - How revenues are allocated between separate units of accounting, if your arrangements have been deemed to consist of more than one unit of accounting.
   - The impact of the application of EITF No. 00-21 on the timing of revenue recognition.

   Your disclosures regarding your revenue recognition policies should also be expanded in future filings to summarize the material details of the information requested in our comment. Please provide a sample of your proposed expanded disclosures regarding your revenue recognition policies. Refer to paragraph 18 of EITF No. 00-21.

5. You state that revenue is recognized under your material-by-the-hour and power-by-the-hour contracts based on the estimated fair value of units shipped. You also state that i) revenue associated with unbilled receivables is limited to amounts contractually recoverable and ii) estimates of total contract revenues and costs are reviewed at a minimum each quarter. As the revenue earning process of your material-by-the-hour and power-by-the-hour contracts does not appear to be disclosed, and your revenue recognition policy does not clearly discuss how the recognition of revenues and costs relates to the revenue earning process, please tell us and expand your disclosures to provide information including, but not limited to, the following:

   - A brief description of your material-by-the-hour and power-by-the-hour contracts, on an individual basis, which includes a discussion of i) the contracted services, ii) the timing of when services are provided, iii) the unit

Sequa Corporation
September 18, 2006
Page 4

> of revenue measurement or whether the entire contract is assigned a revenue value, and iv) the timing of when customers are billed.
> - A description of how engine usage relates to the maintenance services that you provide, and whether the amount of engine usage by your customers directly impacts the amount of revenue recognized or the timing of revenue recognition.
> - A description of how revenues and costs are measured, the timing of recognition, and how the timing of revenue recognition relates to the earning process.
> - A description of when you consider unbilled receivables to be earned, and how such amounts are determined to be contractually recoverable.
> - How your revenue recognition policies with regard to your material-by-the-hour and power-by-the-hour contracts comply with U.S. GAAP.
>
> As a part of your response, also tell us the factors that resulted in a $1,819,000 charge in the second quarter of fiscal year 2006 to reserve for unbilled trade receivables in excess of the amount contractually recoverable.

Pensions

6. We observed from Note 14 to your financial statements that you recognized an actuarial loss related to your funded defined benefit pension plans of approximately $25.6 million in fiscal year 2005. Given the significance of the actuarial loss recognized in fiscal year 2005 relative to the actuarial loss recognized in the prior fiscal year, and given the fact that you consider estimates and judgments related to your pension accounting to be critical accounting estimates, please tell us and expand your disclosure in MD&A to discuss i) the underlying factors that resulted in the recognition of the significant actuarial loss in fiscal year 2005, ii) whether similar actuarial losses can be expected in the future, iii) and whether you expect to change any of the estimates which directly impact your pension expense or pension liabilities as a result of the actuarial loss recognized in 2005 or the underlying factors which caused the actuarial loss.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows

7. We note that you reconcile "Income (loss) from continuing operations before income taxes" to "Net cash provided by (used for) operating activities" in your cash flow statement. While i) we do not object to the separate disclosure of cash flows from discontinued operations and ii) we note that paragraph 92 of SFAS No. 95 requires that the total amount of income taxes paid be disclosed, paragraph 28 of SFAS No. 95 requires an enterprise to reconcile net income to net cash flow from operating activities, if the enterprise chooses not to provide information about major classes of operating cash receipts and payments using the direct

method. As such, please revise the operating section of your statement of cash flows, in future filings, to reconcile net income to "Net cash provided by (used for) continuing operations" and/or "Net cash provided by (used for) operating activities. For further guidance, please refer to the speech by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments. You can access the speech at http://www.sec.gov/news/speech/spch120605jl.htm.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Foreign Currency Translation

8. Based upon your disclosure of foreign income from continuing operations in Note 10 to your financial statements, it appears that you conduct a material amount of your operations in foreign countries. Furthermore, we note that you have recognized material translation gains or losses in other comprehensive income for each of the last three years. Given the significance of your foreign operations, please provide all of the disclosures required by paragraphs 30 and 31 of SFAS No. 52 in your future filings. For example, your future filings should include the disclosure of the aggregate transaction gain or loss included in determining net income, if any.

Note 4. Investments and Other Receivables

9. Please describe for us, and quantify the amount of, any transactions between Sequa - and its consolidated subsidiaries - and its investments in unconsolidated joint ventures.

Note 6. Property, Plant and Equipment, Net

10. We note your disclosure that in 2004 depreciation expense included $4,146,000 related to asset impairment charges. If in future periods impairment charges are material relative to your net income recognized for the period, please expand your disclosure in the notes to the financial statements that include the period in which the impairment loss was recognized to provide i) a description of the impaired long-lived asset or asset group, ii) the facts and circumstances leading to the impairment, and iii) a discussion of the method or methods used to determine the fair value of the impaired assets. Refer to the requirements of paragraph 26 of SFAS No. 144.

Note 9. Indebtedness

11. We note that on December 21, 2005 you entered into a debt facility agreement with Barclays Bank PLC which included the issuance of a $100 million variable rate, multicurrency loan, which is to be paid over five years. Please disclose i) the base rate (e.g. libor or prime) and ii) the margin above or below the base rate, which are used to determine your periodic interest payments. Refer to the requirements of Rule 5-02(22)(a)(1) of Regulation S-X.

Note 10. Income Taxes

12. We note that you had domestic tax net operating loss carryforwards ("NOLs") of $171,589,000 at December 31, 2005. However, it appears that you have not recorded a valuation allowance related to your domestic tax net operating loss carryforwards as you believe that they will be utilized before their expiration through future reversals of existing taxable temporary differences, future earnings, and available tax planning strategies. Furthermore, you state that your ability to generate the expected amounts of domestic taxable income from future operations is partially dependent upon the state of the airline industry. Given that i) you have experienced losses from the continuing operations of your domestic operations for each of the last three years, ii) your largest business segment services the airline industry, which has been confronted by a difficult operating environment and multiple bankruptcies of large commercial airlines, and iii) your NOLs begin to expire in 2010, please tell us how you have determined that NOLs will more likely than not be realized. Refer to paragraphs 17(e) and 20 through 25 of SFAS No. 109. In addition, please tell us when you expect your domestic operations to recognize income from continuing operations, and the basis for your conclusion. Also, provide us further details regarding the amounts and timing of the expiration of your NOLs over the period 2010 through 2024.

Note 23. Supplemental Cash Flow Information

13. We note your disclosures regarding "(Returns)/ investments in joint ventures" and the related cash (received) or paid. However, it is unclear what the amounts that have been presented represent, or how the amounts reconcile with other financial information regarding your joint ventures included in your financial statements (e.g. investment in unconsolidated joint ventures balance included in balance sheets; equity in income of unconsolidated joint ventures included in your statement of operations; or equity in income, net of earnings distributions included in your cash flow statement). As such, please advise us of the nature of the amounts included in your supplemental cash flow information and/or reconcile such amounts to the other financial information regarding your joint ventures.

Note 24. Segment Information and Geographic Data

14. We noted the following information regarding your company's segments:

- Your Aerospace segment repairs turbine engine components, manufactures components for supply to manufacturers of jet engines, and leases jet engines.
- Your Automotive segment consists of two businesses which manufacture different types of automotive parts.
- Your Industrial Machinery segment manufactures air flotation dryers for graphic arts and other markets, as well as, emission control systems for industrial applications.
- Your other products segment markets men's formalwear and manages properties.

Given that each of the aforementioned segments offers more than one product or service, please report revenues from external customers for each major product and service, or group of similar products and services, in accordance with paragraph 37 of SFAS No. 131.

Form 10-Q: For the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

15. We note from your disclosures that you recognized a $3.9 million provision for claims associated with repair services provided to certain commercial airline customers during the quarterly period ended June 30, 2006. Please tell us the factors that resulted in the recognition of this provision. In your response, please specifically address the timing of recognition of the provision. Also tell us whether you have historically reserved for similar claims in your financial statements.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

Operating Income

16. Please tell us how you classified the $4.6 million cash advance from an insurance carrier in your statement of cash flows and explain to us the basis for your presentation. As part of your response, tell us the type of insurance policy from which you collected the advance. That is, identify whether it is a business

interruption policy or a policy that protects you against damage to assets. Refer to paragraph 22(c) of SFAS No. 95 and a speech by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments. You can access the speech at http://www.sec.gov/news/speech/spch120605jl.htm.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief